Filed pursuant to Rule 433

Registration Statement No. 333-132287

June 22, 2006

INERGY, L.P.

Pricing Sheet — June 22, 2006

3,750,000 Common Units Representing Limited Partner Interests

Offering price	:	$24.90 per unit

Over-allotment option	:	562,500 additional common units (30 days)

Proceeds, net of underwriting commission	:	$89.7 million (no over-allotment option) or $103.1 million (including over-allotment option)

Trade Date	:	June 22, 2006

Settlement Date	:	June 28, 2006

Issuer Symbol	:	NRGY

Exchange	:	Nasdaq

CUSIP	:	456615103

Underwriters	:	Citigroup Global Markets Inc. Lehman Brothers Inc. A.G. Edwards & Sons, Inc. Wachovia Capital Markets, LLC RBC Capital Markets Corporation J.P. Morgan Securities Inc.

Prior to purchasing the common units being offered pursuant to the prospectus supplement, between June 21, 2006 and June 22, 2006, one of the underwriters purchased, on behalf of the syndicate, 245,553 common units at an average price of $25.23 per unit in stabilizing transactions.

Inergy L.P. will use approximately $79.9 million of the proceeds to repay its revolving acquisition facility in full. Its cash balance, as reflected in the Capitalization Table as of March 31, 2006, as further adjusted for this offering, will be approximately $30.4 million and Partners’ Capital will be approximately $794.3 million.

Inergy, L.P. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Inergy, L.P. has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by calling
1-800-831-9146 (Citigroup) or 1-888-603-5847 (Lehman Brothers).